Filed by Expedia, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.
Form S-4 File No.: 333-208025

PHOCUSWRIGHT CONFERENCE

Executive Interview: One-on-One with Expedia

INTERVIEW OF DARA KHOSROWSHAHI, PRESIDENT

AND CEO, EXPEDIA, INC.

BY: LORRAINE SILEO, SENIOR VICE PRESIDENT,

RESEARCH, PHOCUSWRIGHT, INC.

Hollywood, Florida

November 18, 2015

5:55 p.m

MS. SILEO: Before we start getting into our conversation, we just watched a beautiful video.

What’s the role of OTA, the role of Expedia at the top of that funnel, inspiration phase?

MR. KHOSROWSHAHI: We’ve been very much involved. We’ve been partners with Brand USA for some period of time. I’ve been involved with the U.S. Travel Association.

Part of the goal of that association was to really market the United States as a destination much more effectively.

You know, the U.S. is incredible as far as the breadth and depth of choices that you’ve got and we thought that featuring the national parks was, you know, a golden opportunity.

So we’re sponsoring the film, we partnered up with Brand USA. They led, they led the initiative to build it.

Listen, we think the U.S. is a great product. We built our brands internationally to the extent that we can help get foreign travelers to the U.S. We think it’s a great destination and obviously we would be doing something for the domestic economy, which is great.

MS. SILEO: Nicely done.

MR. KHOSROWSHAHI: Thank you.

MS. SILEO: And what else is nicely done, the past 12 months for Expedia.

MR. KHOSROWSHAHI: It’s been a busy 12 months.

MS. SILEO: So first we had the Travelocity acquisition, the Orbitz acquisition, and then the announcement of HomeAway.

MR. KHOSROWSHAHI: You forgot Wotif.

MS. SILEO: And Wotif is in the past 12 months as well.

So, going to the U.S., what made you decide this was the time — even if you didn’t acquire Orbitz and your competitor did, you would still have the largest market share in the U.S. So what made you decide it was time to take out Travelocity and Orbitz?

MR. KHOSROWSHAHI: I think that it was an opportunity that we found in having invested in and built up this technology back-end and technology platform for Brand Expedia.

You know, we had a problem as a company five — five, six years ago where we were a technology company with crappy technology and we had to really reinvest in our tech. We — I think the amount that we spent on technology now is 750 million, it’s quadruple where it was, you know, four or five years ago.

We built this terrific platform, hired these incredibly talented engineers and product folks, and we thought we built the platform in a way in which we could take multiple brands and put them essentially on top of that platform with some customization, branding, et cetera; some custom — customization around sort and different loyalty campaigns so that the customer gets a different experience.

Pricing can be different, sort can be different, et cetera, but you don’t need to have all these different platforms and double, triple spend on technology.

So it was an opportunistic — opportunistic acquisition. One of them worked, so we thought, well, if that one worked, maybe another one will work as well.

MS. SILEO: But there still had to be a lot of work integrating, obviously these two OTA’s, especially Orbitz. What is the process?

MR. KHOSROWSHAHI: Huge amount of work. Well, we’re, we’re at the beginning now. We closed Orbitz fairly recently. We are — we have made a decision to put Orbitz.com and CheapTickets on to the Brand Expedia platform, although the experience will be different. Orbitz will have that Orbucks loyalty program which is super innovative, et cetera. And then there are other parts of Orbitz; Orbitz For Business, for example, will go into Egencia, that’s going to take longer.

Orbitz had built a terrific business in powering sites like American Express travel on the leisure side. That’s a piece of the business that, based on what we’ve seen in Orbitz, super interesting business, terrific technology, really good team, that’s an area where, you know, we’re going to lead into and hopefully build on what Orbitz did.

So it’s a little bit different from Travelocity, which was Travelocity was a bit of a lift-and-shift, Orbitz is more the two companies coming together and picking the best of breed and there are definitely parts where Orbitz was best of breed.

MS. SILEO: You’ll maintain, you say, the Orbitz for Business brand for a while?

MR. KHOSROWSHAHI: I don’t think we’ll maintain the brand, but you can bet that we’re going to maintain that technology team, and that technology team is going to, you know, really add to our platforms going forward. And we’re going to really invest behind those partners.

MS. SILEO: What about the other Orbitz brands? You going to maintain the CheapTickets – the ebookers?

MR. KHOSROWSHAHI: We will maintain the brands and we will try to leverage technology as much as we can. That’s usually the design behind that kind of an acquisition.

MS. SILEO: I know you said to Tnooz recently, if there’s a high watermark, we haven’t hit it.

MR. KHOSROWSHAHI: I’m sorry?

MS. SILEO: You had said to Tnooz recently, if there’s a high watermark, we haven’t hit it.

MR. KHOSROWSHAHI: No. No, listen, we’re — we are constantly improving and optimizing as a company.

And I said it after an earnings call, there’s no one at Expedia who’s sitting comfortably in their chairs, including myself here.

You know, this is a business that’s moving very quickly. The minute you stumble, someone is going to catch up to you and they’ll take advantage of your weaknesses in a second.

So we’ve got to keep moving and keep innovating and hopefully we can continue to be one of the leaders in the field.

MS. SILEO: So how does the Orbitz acquisition change your product mix?

MR. KHOSROWSHAHI: I think that certainly domestic becomes a bigger part of our business.

One of our stated goals — about 55 percent of our business is U.S. based. We wanted to make that — we want the international business to be about two thirds of our business, which marries the overall travel pie. The U.S. is going to get even bigger.

Now, we got lucky because the U.S. economy is super, super strong and it’s a really good time to be invested in the U.S. at this point. So I think it’s certainly going to increase our U.S. mix. It’s going to increase our air mix — which used to be a bad thing — we like that, and then we are going to use some of those profits that we get from the Orbitz acquisition to reinvest very aggressively in global expansion.

MS. SILEO: Two things you said. We’ll get into the international piece, but also about increasing your air mix, you like it.

MR. KHOSROWSHAHI: Yes.

MS. SILEO: You wouldn’t have liked it three years ago, you like it now. Why is that?

MR. KHOSROWSHAHI: Well, we like to allocate capital where others don’t. And based really on the incredible success of Booking.com and TripAdvisor, you’ve had the vast majority of the capital in the online travel space go to the hotel business. Much higher margins, et cetera.

The air business was always seen as kind of a crappy, complicated business that no one invested in. We kind of thought that we could bring scale to what was a crappy, complicated business, really start innovating on product, and take leadership on air because, to the extent that we can sell that air ticket, we can market lots and lots of other things in the market to that consumer —

MS. SILEO: So, the attachment rate —

MR. KHOSROWSHAHI: Absolutely. The attachment rate, for us, has gone up.

And when we think of our air product, if you think about how we sold air three or four years ago, it was price and schedule. But there’s so much more about air that people are interested in. Do I have WiFi, et cetera. Now we’ve got Routehappy ratings there. You know, you can put pictures. We have realtime reviews now. You know, how did you enjoy your flight, et cetera. It’s in flights, it’s in hotels now, it will be in other parts of our business.

So we think the flight product can be better, it can be faster, and we don’t see other global players investing in flights. So it’s a great area for us to go into.

MS. SILEO: And rail is another new initiative.

MR. KHOSROWSHAHI: Yes, absolutely.

MS. SILEO: What’s going on there?

MR. KHOSROWSHAHI: Well, listen, it’s an incredibly —

MS. SILEO: Untapped market —

MR. KHOSROWSHAHI: I’d say there are two angles.

It’s an incredibly important transportation medium, especially outside the U.S., in Europe and in Asia, so we want to be there. We don’t think we’re going to make much money on selling rail, but we do believe it will give us an opportunity to upsell other product to consumers because we will have the context of where they’re going.

Another factor for rail is that it’s a pretty high frequency purchase. And one of the problems that all of the travel companies have with their apps is that the most successful apps in the world are the ones that have very high frequency use cases; messaging apps, et cetera.

Travel is an infrequent purchase and, therefore, the more we can start delivery to consumers, the more frequency they have with their apps, the more sticky they are, the more they repeat, et cetera.

So rail is about attach and about frequency, and again, it’s another opportunity. We’ve partnered with SilverRail, which is a terrific company. And we just don’t see that many people investing in rail, so we’ll do it.

MS. SILEO: So the other thing you mentioned, and I remember Expedia saying at one point, oh, if we were 50 percent — this is years before you were there. 50 percent —

MR. KHOSROWSHAHI: We were stuck on that 50 for a while.

MS. SILEO: Right. 50 corporate, 50 leisure, which I don’t think has really happened, but that’s okay because your leisure market got so big. But let’s go back to the 50 international versus domestic.

Now, you’ve made some moves, right, so you divested eLong.

MR. KHOSROWSHAHI: Yes.

MS. SILEO: Okay. You’ve increased your partnership with Air Asia, acquired Wotif.

MR. KHOSROWSHAHI: Um-hum.

MS. SILEO: So how has that shifted your Asia strategy? Now what do you plan to do in Asia and China specifically?

MR. KHOSROWSHAHI: I think Asia is going to be largely organic as far as the strategy from here. We’ve got the Expedia brand and the Expedia brand has gotten much stronger with the Air Asia joint venture. We really radically accelerated the growth of Expedia in the APAC region through that joint venture.

MS. SILEO: What made you decide to get out of the eLong business?

MR. KHOSROWSHAHI: Because it was just too tough to compete in China for the domestic Chinese traveler.

Now, we made money, we did fine. We weren’t looking to get out. But the competition in China became price destructive and when you’re sitting in a room and looking at your product versus a competitor product and feeling like they know more about the market than you do, because they’re locals, you know, that’s not a good sign. That’s not a comfortable place to be.

So we are — you know, we took a realistic assessment of the situation. We weren’t going to make money on the domestic Chinese traveler. We got a very fair price for that asset. And now we’re focused on the outbound Chinese travelers, so we’re partnering up with Ctrip and Qunar and a number of other folks to power packages, merchant hotels.

And actually we just launched Expedia, a hotel-only Expedia site, for example, in China as well.

So step by step by step, we’re going to reinvest and I think it will be a good, aggressive, organic growth plan for us.

(Various people talking at the same time.)

AUDIENCE MEMBER [Mark Mahaney, RBC]: I know you’ve had a presence in business travel for a long time with Egencia. You just made a comment about allocating capital where people aren’t.

MR. KHOSROWSHAHI: Yeah.

AUDIENCE MEMBER: It seems like there’s a lot more capital innovation that’s gone to consumer travel over the last five years, so I guess the question to you is how do you think about the business travel opportunity for Expedia over the next five years? This may be a great place for a new area of growth. I know you’re already there, but if you want to be a contrarian about this.

MR. KHOSROWSHAHI: Yeah, we absolutely love the Egencia business and we want to invest more capital behind Egencia. The — I think Egencia is the only true technology company in business travel. They are to their core, they’re putting together technology and they’re putting together service, and they’re building an end-to-end platform.

You know, I look at it as the difference between a Mac where, you know, they’re building the hardware, the software, the operating systems. They’re in charge of the chips. If you look at the other corporate players, they’re putting various levels. There’s a different corporate booking tool and then service comes from someone else. And you lose quality there when you’ve got different players there.

So it’s a single vertical stack. We’ve invested in it very aggressively, organically, and every two to three years you’ll see us go buy another player. We bought a company VIA Nordics. We bought Orbitz For Business. And I think in a couple more years you’ll see us buy another player and integrate it in, et cetera.

The pacing behind Egencia, the only limit in Egencia is our ability to integrate. Because, the one thing that we do is we build a platform that’s incredibly strong on customer service, very cheap, and if you don’t integrate you lose that scale. So we are buying and integrating as fast as we can. And I think that business is going to be, you know, the top three corporate travel agency in a number of years.

MS. SILEO: So speaking of buying HomeAway.

MR. KHOSROWSHAHI: Yes.

MS. SILEO: So what —

MR. KHOSROWSHAHI: Marcello made a presentation to our board about that.

MS. SILEO: Yes. What did you think of that?

MR. KHOSROWSHAHI: Very good.

MS. SILEO: And basically — that was Airbnb.

MR. KHOSROWSHAHI: Yes.

MS. SILEO: What did you learn from your HomeAway partnership? Because that didn’t really seem to be going anywhere.

MR. KHOSROWSHAHI: Listen, we learned that our customers are certainly interested in the, in the product based on the context of how they were traveling. So that’s not the kind of product, at least at this point, that we would display for a single traveler who is traveling midweek. But if you had a person who is traveling to a resort destination, long stay and traveling with more than one person, that product actually performed very, very well.

And as Brian talked about, the key issue there is, when you’re sharing economics with someone else, it becomes much more difficult to throw volume to the product where you’re making cents on the dollar versus a dollar. And we make a dollar on the hotels.

So once we bring HomeAway in, as HomeAway brings most — more of their product to be online bookable, we’re quite confident, the data tells us that this product is going to work for us.

MS. SILEO: So, what you did at that point was kind of thinking about integrating it into your hotel product and you think that maybe that wasn’t quite the right way to do it, that there’s another way to integrate the HomeAway properties?

MR. KHOSROWSHAHI: Listen, the most important aspect of our buying HomeAway was because we believe in the HomeAway product. We believe in whole homes, we believe in vacation rentals, and we believed in the vision of that team of taking the business from a listings business to transactional business. And we think we can really, really help there on the product and technology side. That is — that’s what’s going to make that deal pay off for us.

Then there’s a bonus of increasing our addressable market as far as our supply goes.

Everyone knows alternative accommodations are a fact of life, and this hugely increased amount of alternative accommodations that we have so that we’ve got the maximum addressable supply out there on a global basis.

MS. SILEO: So 1.2 million vacation rentals, what’s the plan of bringing those online?

MR. KHOSROWSHAHI: Well, the team is bringing them online and making them online bookable. And the target is —

MS. SILEO: And how long will that take —

MR. KHOSROWSHAHI: Well, the target is to make the majority of it online bookable by the end of the year. And then it’s about driving the transactions online, because there are lots of ways in which the transactions can go around the system. If they go around the system, we don’t monetize them. So you’ve got to create the incentive for transactions to happen through the platform. And certainly Airbnb has built that playbook for us, so I think we’ll take a look at that playbook and adjust accordingly.

MS. SILEO: So I was going to ask, is it — purchasing or the plan, intent to purchase HomeAway, was that a hedge against Booking or Airbnb or both? And which one do you worry about more?

MR. KHOSROWSHAHI: I worry about both of them, but I worry much more about Booking than Airbnb. Booking is — they’re an incredible competitor. You know, they’re going right at the heart of our revenue.

I think Airbnb is going to be an important product, but it’s going to be a product. It’s not kind of right at the heart of the lodging ecosystem, in my opinion.

Now, that alternative accommodation, it is an important product and we want to have that product available, which is why we made the HomeAway bet.

AUDIENCE MEMBER: Can I interrupt with a quick follow-up question from the floor?

You had said at a conference here two years ago that you thought Airbnb was really additive and not competitive.

Do you still think it’s additive or are you getting a little bit more concerned about Airbnb?

MR. KHOSROWSHAHI: I think it is additive and competitive in that it is adding supply into destinations. Any time you add supply into a destination, you’re going — your prices are going to come under pressure. And in general, Airbnb’s are priced under, let’s say, the hotel inventory out there. So I do think there will be revenue or ADR pressure over the next five years as supply comes into the marketplace.

Any time you add supply in the marketplace, you take prices down, you actually boost demand. So I think there’s going to be a generation of new travelers who travel more because of that inventory and it’s going to be additive. So I think it will be a combination.

Now that we have alternative lodging available and addressable for us, we think in general it will be a good thing.

MS. SILEO: I wanted to ask, I mean, do you think that your hotel partners are going to start feeling threatened? You’re bringing in all this new inventory. Do they kind of feel like they’re struggling against the tide a bit?

MR. KHOSROWSHAHI: The inventory is there anyway. People are staying in those places anyway. So we’re not bringing that stuff online. It’s coming one way or the other.

And I think you can spend your time resisting change or resisting consumer trends, and the people who do that typically lose share over a period of time. Or you can look at those trends and you can act based on those trends. It’s here to stay. It’s going to grow.

You know, these alternative accommodations is where independent hotels were ten, 15 years ago. They weren’t online, it wasn’t standard fare, it was really hard to get information on them. So players like ourselves and Booking brought that stuff online, put pictures, reviews, all that stuff. And, you know, that really spurred part of the growth of independent hotels and I think the same thing is going to happen to alt lodging.

MS. SILEO: So what’s your advice for hotels?

MR. KHOSROWSHAHI: I’m sorry?

MS. SILEO: What’s your advice for hotels? I mean, part of the presentation — you mentioned Marcello’s presentation and part of that was about the old grandpas who deny the impact of HomeAway and Airbnb.

MR. KHOSROWSHAHI: Yes.

Well, I think it’s, it’s all devices, honestly. It’s the amount of — I do think that where hotels can use technology more effectively is the in-hotel stay experience. You know, the — I think that there’s some focus on distribution, but the fact is that we are built for distribution. I think where hotels have an advantage is, is the in-destination stay; you know, checking people in automatically, being able to go into your room without a key, being able to check out automatically, being able to order room service.

MS. SILEO: HomeAway might head in that direction.

MR. KHOSROWSHAHI: Absolutely.

And, by the way, HomeAway will do it, Airbnb will do it. I think hoteliers have to get there and I think it’s a delightful experience for guests.

AUDIENCE MEMBER: We have a question from the audience.

AUDIENCE MEMBER: Hello Dara.

Do you think that personalization is the best way to increase retention and frequency?

MR. KHOSROWSHAHI: I think personalization can absolutely work, but personalization can complicate your product. So I think the best way to increase retention and frequency is to have a terrific service, have the best prices, the best depth and breadth of product out there.

To the extent that you personalize — we personalize in some ways. If you stay at a certain hotel, we’ll feature that hotel on top of the sort, we’ll adjust our sort based on your past purchases, et cetera.

I think that to personalize at a deeper level of that creates very significant product complexity, and we’re not ready to go yet to that level. But I do think over a period of time, personalization is certainly going to increase.

AUDIENCE MEMBER: Dara, another question from the floor.

AUDIENCE MEMBER: Hi Dara, it’s Mike Olson.

Some others in the category are moving beyond traditional travel bookings into other peripheral categories and you guys are doing that with alternative accommodations.

What’s your take on restaurants and tours and attractions and the like?

MR. KHOSROWSHAHI: Well, restaurants we’ll leave to our competitors. I think that that spot is covered. Unit economics are not great. Frequency is pretty good but unit economics are not great and that’s gone. So we have zero interest in restaurants at this point.

Tours and activities is actually pretty interesting to us, and that is one of our fastest growing segments at this point. We do have, now when you go in market, you can order tours and activities online on your phone, and I think the most important step on tours and activities is the delivery mechanism for tours and activities. Right now you’ve got to print out vouchers and you’ve got to bring vouchers, et cetera. We’ve got to build that back-end technology so that the experience is much, much smoother, not just in search and purchase, but in redemption as well. And this is an area that we’re very, very excited about.

Again, we know you’re flying into a market, we know that you may be taking a train into market. Our ability then to market that kind of in-stay activity is an advantage that we have versus some of our competition. So we’re going to take that advantage.

MS. SILEO: Have you thought though, about looking at, (unintelligible) raising all this money and —

MR. KHOSROWSHAHI: A lot of money.

MS. SILEO: Yeah, yeah. You’ve done it organically.

MR. KHOSROWSHAHI: I think they’ve built a very, very good service and it’s one of the last verticals out there that’s of size. There’s a lot of fragmentation and any time that there’s a lot of fragmentation in the marketplace, distribution players can add a bunch of value. So clearly the investment reflected that potential value.

MS. SILEO: So someone asked Steve Hafner yesterday, of course, the question about Expedia, joining the instant booking. And his answer was, ask Dara. So I’m asking Dara.

MR. KHOSROWSHAHI: I’d say ask Steve.

No. Listen, I think TripAdvisor is a super important partner for us, very important distribution mechanism for us. We didn’t — we weren’t interested in the Instant Book product based on where it was a year or two ago.

The formula that we have for, for TripAdvisor and a number of other variable channels is that we make very little money on the first transaction and all of the money we make is through the lifetime value and the repeat that we’re able to bring in as we acquire those new customers.

Well, the Instant Book product originally, you couldn’t even see the branding as to whom you were actually transacting with.

The early — the early kind of experience that I’ve seen that they’re testing with Booking.com gives Booking.com much more significant branding, which I think makes it a better proposition and something that we’ll take a look at.

We’re not religious about those. We’ll test and learn. But instant booking has changed a lot and that will cause us to take a second look.

MS. SILEO: So with — so with Priceline owning Kayak, partnering with Trip, right, and Expedia owning Trivago and really partnering with Book on Google, because you are experimenting with their booking—

MR. KHOSROWSHAHI: Sure, and I think in those —

MS. SILEO: Are we starting to see kind of a divide in Meta among the two giant OTA’s?

MR. KHOSROWSHAHI: I don’t think so. I think listen, the Trivago experience, the Express Booking experience, is not about booking on Trivago. Trivago actually takes you onto the site in which you’re booking, but it’s about facilitating the booking and really helping conversion, especially for the independent hoteliers, et cetera, who need to optimize on conversion, or (unintelligible) helping conversion on mobile. We see the same thing on Google as well. There’s plenty of branding and if there’s plenty of branding, we think that repeat is going to be there, it’s a channel that we’ll test and learn on.

MS. SILEO: But you have said in your earnings call that you are seeing less business from TripAdvisor, not a good thing.

MR. KHOSROWSHAHI: Well, we see less business from TripAdvisor because they’re sending more traffic to Instant Book. So certainly that’s not a good thing, but we’ve been able to mitigate that on room a night growth; what was it, record levels this last quarter, so we’ve been able to do something and mitigate the loss of volume there.

MS. SILEO: So what we’re going to do with the last minute that we have, we’re going to play a little game.

MR. KHOSROWSHAHI: Uh-oh. Okay.

MS. SILEO: Okay? We go true or false.

True or false: Amazon gave up way too easily on the travel space.

MR. KHOSROWSHAHI: False. It’s in my interest to say false.

MS. SILEO: You didn’t want them in there?

MR. KHOSROWSHAHI: You know, we were partners with Amazon earlier in travel and it was a disaster for both of us the first time, so.

MS. SILEO: So they made the right decision.

MR. KHOSROWSHAHI: You know, they tried a second time.

MS. SILEO: Whoever has more homes to rent, wins.

MR. KHOSROWSHAHI: I think true in the end. .

MS. SILEO: True?

MR. KHOSROWSHAHI: Yes.

MS. SILEO: China is a money pit.

MR. KHOSROWSHAHI: True for us, but false for Ctrip, I’ll tell you that.

MS. SILEO: Expedia paid too much for HomeAway.

MR. KHOSROWSHAHI: False. I hope.

MS. SILEO: And never means next year.

MR. KHOSROWSHAHI: Apparently, yes. The product has changed.

MS. SILEO: Ladies and gentlemen, Dara Khosrowshahi.

(Applause)

(Conclusion of interview.Time noted: 6:20 p.m.)

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the registration statement and the exchange offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (“SEC”). THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY HOMEAWAY, INC. CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of HomeAway common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759 or D.F. King & Co., Inc., the information agent for the exchange offer, at (800) 622-1573.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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